Exhibit 99.1

Huazhu Group Limited Announces Preliminary Results for Hotel Operations

in the Third Quarter of 2020

Shanghai, China, November 5, 2020 — Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the third quarter ended September 30, 2020 (“Q3 2020”).

Recovery continued in Q3 2020

During Q3 2020, despite some mini-outbreaks in several cities, our occupancy rate recovery continued, thanks to China’s effective control of the COVID-19 pandemic. In addition, our average daily room rate had also recovered gradually along with the occupancy rate. More importantly, leisure traveling was the key driver to lead this recovery, which had resulted in outstanding performance of our upper-midscale and upscale brand hotels.

Steigenberger Hotels AG and its subsidiaries (“DH”) operating performances had also recovered steadily from July until mid-September 2020. However, this recovery trend was temporarily paused since late September due to the second wave of COVID-19 outbreak in European countries. To mitigate the effects of this situation, we are taking further cost and cash flow measures, such as deferred rental payments, reducing or eliminating discretionary corporate spending and capital expenditures, etc. As of October 31, 2020, 91% or 107 of DH hotels were in operation.

Starting from Q3 2020, we have been evaluating our soft brand hotel portfolio and removing hotels with poor product quality or those that do not fit Huazhu’s long-term development strategy from our portfolio. We believe this will help to improve the hotels’ performance and attract like-minded franchisees to join our network. Accordingly, we are now revising our hotel closure target to 550-600 hotels for 2020, up from our initial expectation of 350-450 hotels.

In Q3 2020, Huazhu expects net revenues to increase 0% to 2% year-over-year or to decline 10% to 12% if excluding the addition of DH.

Operating Results: Legacy-Huazhu(1)

		Number of hotels			Number of rooms
	Opened in Q3 2020	Closed (2) in Q3 2020	Net added in Q3 2020	As of September 30, 2020 (3)	As of September 30, 2020
Leased and owned hotels	9	(12)	(3)	687	91,218
Manachised and franchised hotels	511	(189)	322	5,703	519,547
Total	520	(201)	319	6,390	610,765

(1)    Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)             The reasons for hotel closures mainly include non-compliance with our brand standards, operating losses, and property-related issues. In Q3 2020, we temporarily closed 17 hotels for brand upgrade and business model change purposes.

(3)    As of September 30, 2020, 83 hotels were requisitioned by governmental authorities.

	As of September 30, 2020
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,213	1,097
Leased and owned hotels	446	4
Manachised and franchised hotels	3,767	1,093
Midscale and upscale hotels	2,177	1,175
Leased and owned hotels	241	18
Manachised and franchised hotels	1,936	1,157
Total	6,390	2,272

Operational hotels (excluding hotels under requisition)

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2019	2020	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	288	205	255	-11.4%
Manachised and franchised hotels	235	181	211	-10.3%
Blended	245	185	218	-11.1%
Occupancy rate (as a percentage)
Leased and owned hotels	90.0%	67.4%	82.9%	-7.1	p.p.
Manachised and franchised hotels	87.2%	69.1%	81.8%	-5.3	p.p.
Blended	87.7%	68.8%	82.0%	-5.7	p.p.
RevPAR (in RMB)
Leased and owned hotels	259	138	211	-18.5%
Manachised and franchised hotels	205	125	173	-15.8%
Blended	215	127	179	-16.9%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of September 30,		For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change	For the quarter ended September 30,		yoy change
	2019	2020	2019	2020		2019	2020		2019	2020	(p.p.)
Economy hotels	2,604	2,604	185	144	-21.9%	199	168	-15.7%	92.7%	85.9%	-6.8
Leased and owned hotels	421	421	207	159	-23.0%	222	184	-17.2%	93.4%	86.9%	-6.6
Manachised and franchised hotels	2,183	2,183	179	140	-21.6%	193	164	-15.3%	92.6%	85.7%	-6.9
Midscale and upscale hotels	1,108	1,108	289	238	-17.4%	335	298	-11.2%	86.1%	80.1%	-6.0
Leased and owned hotels	188	188	352	269	-23.5%	402	345	-14.2%	87.4%	78.0%	-9.4
Manachised and franchised hotels	920	920	271	230	-15.2%	316	284	-9.9%	85.8%	80.7%	-5.0
Total	3,712	3,712	222	178	-19.8%	245	212	-13.5%	90.4%	83.8%	-6.5

Operating Results: Legacy-DH(4)

					Number of	Unopened hotels
	Number of hotels				rooms	in pipeline
				As of	As of	As of
	Opened	Closed	Net added	September	September 30,	September 30,
	in Q3 2020	in Q3 2020	in Q3 2020	30, 2020(5)	2020	2020
Leased hotels	2	—	2	70	12,820	28
Manachised and franchised hotels	1	(2)	(1)	47	10,502	13
Total	3	(2)	1	117	23,322	41

(4)   Legacy-DH refers to DH.

(5)         As of September 30, 2020, a total of 12 DH brand hotels were temporarily closed due to COVID-19.

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2019	2020	2020	change
Average daily room rate (in EUR)
Leased hotels	100	82	88	-11.8%
Manachised and franchised hotels	94	97	101	6.9%
Blended	98	87	93	-4.7%
Occupancy rate (as a percentage)
Leased hotels	78.7%	18.7%	38.2%	-51.4	p.p.
Manachised and franchised hotels	72.3%	17.3%	37.5%	-48.2	p.p.
Blended	75.7%	18.3%	37.9%	-49.9	p.p.
RevPAR (in EUR)
Leased hotels	79	15	34	-57.1%
Manachised and franchised hotels	68	17	38	-44.6%
Blended	74	16	35	-52.2%

Hotel Portfolio by Brand

	As of September 30, 2020
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,226	355,402	1,107
HanTing Hotel	2,722	253,155	477
Hi Inn	443	25,946	103
Elan Hotel(6)	849	53,471	461
Ibis Hotel	199	21,323	56
Zleep Hotel	13	1,507	10
Midscale and upscale hotels	2,281	278,685	1,206
Ibis Styles Hotel	63	7,470	28
Starway Hotel	428	37,137	307
JI Hotel	1,033	128,994	453
Orange Hotel	308	35,101	171
Crystal Orange Hotel	110	14,896	50
Manxin Hotel	59	5,854	34
Madison Hotel	23	2,953	24
Mercure Hotel	98	16,685	60
Novotel Hotel	12	3,387	13
Joya Hotel	10	1,926	1
Blossom House	26	978	25
Grand Mercure Hotel	7	1,489	8
Steigenberger Hotels & Resorts	49	11,556	8
IntercityHotel	44	7,827	20
Maxx by Steigenberger	5	777	1
Jaz in the City	2	424	2
Other partner hotels	4	1,231	1
Total	6,507	634,087	2,313

(6)    As of September 30, 2020, 4 Ni Hao hotels were included in the operational hotel total for Elan Hotels and 27 Ni Hao hotels were included in the pipeline total for Elan Hotels.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of September 30, 2020, Huazhu operated 6,507 hotels with 634,087 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2020, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com